CONFIDENTIAL—FOR INTERNAL USE ONLY

Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

The Exult & Hewitt Merger

Employee Questions and Answers

North America Only

Release 2.0

July 8, 2004

About This Document

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from 121 Innovation Drive, Suite 200, Irvine, California 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

This question-and-answer document has been designed to provide supplemental communication about Exult’s proposed merger with Hewitt Associates to support meetings with leadership and your manager. Of course, it is impossible to anticipate every question that employees may ask, and many questions cannot be answered at this time. If you have other questions that you don’t find answered here, either ask your manager or email the question to +Exult Global Communication mailbox. We will respond to the most commonly asked questions in future communications.

Thanks for your feedback on the first set of Q&As about the proposed merger with Hewitt Associates. Employees have sent over 200 questions to the +Exult Global Communications mailbox in the first three weeks since the announcement, focusing on benefits, compensation, integration, and the details of our business plans. It is not possible to reply to questions individually, but be assured that we have captured the questions and they will be answered. As you would expect, many of the answers will need to be worked through by the Integration Team, and won’t be available until the merger is completed but you have our commitment to get the answers as quickly as possible.

In this second set of Q&As about the proposed merger, we have addressed some of the most frequently asked questions.

Will my years of service with Exult carry over to Hewitt? What about service I have brought over from a previous employer to Exult?

All Exult service will be carried over to Hewitt, including service time with client companies that were “grandfathered” for those who transferred directly to Exult from Bank of America, BMO, BP, International Paper, PwC, ReloAction, and Tenneco/Pactiv. This service time will be applied to Hewitt service related benefits including vacation/holiday or Paid Time Off, retirement eligibility, and vesting for retirement plans. Only Hewitt service will be used when determining any company subsidy to the Hewitt US retiree medical program. The Integration Team is currently working out the transition between the Exult and Hewitt severance plans. Look for an update on this topic in a future Question and Answer document.

Will our current benefits and leave/time off plans continue through 2004?

During our integration planning process, we will conduct an in-depth review of Exult’s benefits plans and leave/time off policies as compared to Hewitt’s and determine the timetable for making changes where appropriate.

In North America, our current health and welfare plans, retirement plans, and paid time off/vacation policies are expected to remain in effect at least through 2004.

What is the difference between Exult stock and Exult stock options?

A stock option is different than stock. Owning stock means you own a piece of the company. A stock option gives you the right to buy stock at a specified price, called the “exercise price.” Just holding a stock option does not mean you own stock. You must exercise the stock option and pay the exercise price to receive stock. Your exercise price is stated in your grant notice and in your E*Trade account.

When the merger closes, all outstanding and unexercised Exult stock options belonging to Exult employees at that time will become 100% vested. Option holders will automatically receive a cash payment (net of applicable withholding taxes) equal to the amount by which the value of Exult shares in the merger exceeds the exercise price for the option. This is the ‘in-the-money’ piece of the option. The value of Exult shares in the merger will equal the average closing price for Hewitt common stock on the NYSE (as reported in the Wall Street Journal) for the 10 trading days immediately preceding the date of legal deal closing, multiplied by the exchange ratio of 0.20 shares of Hewitt stock per one share of Exult stock.

For example:

A. 10 Day Average Price of Hewitt stock preceding the deal close =	$30
B. Exult stock options multiply ratio (equal to 1/5 of A) =	x 0.20

C. Value of Exult shares in the merger	$6.00

	Scenario X	Scenario Y

D. Exercise price of employee options	$12.00	$4.00

E. Number of vested options	10	10

F. Value before taxes and fees	$6.00 - $12.00 = 0	$6.00 - $4.00 = 2

	x 10	x 10

	$0	$20

Scenario X options are “under water” and have no value when the merger takes effect. Scenario Y options are “in the money” and are cashed out at $20, net of applicable withholding taxes.

If you want your in-the-money Exult stock options to be cashed out in the merger as described above, you do not need to do anything and you should not exercise the options. You should only exercise Exult stock options if you wish to receive shares of Exult stock and then sell those Exult shares before the merger or have them converted to Hewitt Class A common stock in the merger. Remember that Exult’s Insider Trading Policy may limit your ability to sell Exult shares.

Please note that if your employment with Exult ends before the merger is closed, your unvested options will not vest, even if your termination date is within three months of the closing of the merger.

Where can I find more information about stock options?

You can find more information on the provisions of your stock option plan on the announcement page on @Exult. Please note that any purchase of securities involves risk and that no representations or warranties are made as to whether or not you will make money on Exult stock.

How can I open an E-Trade account to exercise my Exult stock options and view or trade shares I own?

Exult has set up a service through Optionslink, sponsored by E*Trade. This online service allows you to keep track of the options you have been granted and the shares you purchase if you are enrolled through Exult’s Employee Stock Purchase Plan. If you have not set up your individual E-Trade Optionslink account, you can go to www.optionslink.com to establish your account. If you do not have access to a computer, you can call E-Trade at 1-800-838-0908 (+1 650-599-0125 from outside the US) to activate your account.

What will happen with PERFORMpoints in the US and Canada?

The PERFORMpoints recognition program will continue through the end of 2004 for A1 - B1 employees in the US and Canada. All points awarded must be redeemed by January 31, 2005. In the US, we will continue to award the car, big screen television and vacation package to three members of the Top Points Earners group for eligible A1 - B1 employees.

The discretionary PERFORMpoints awards for B2 - C employees will also continue through the end of 2004. The Integration Team will evaluate the continuation of the program after 2004.

Who are the team leads for integration from Exult and from Hewitt?

The joint Exult/Hewitt integration team leaders began their work on June 30th in Lincolnshire, Illinois. Once the approach and initial plans are in place, the team will be drawing upon the talents of many other Exult employees to define and execute the detailed plans. The Exult and Hewitt team leaders for each of the areas are:

	Exult	Hewitt

Steering Committee	Jim Madden	Dale Gifford, Bryan Doyle
Program Office	Brian Doyle	Esther Laspisa, Mark Oshima
Business Model	Steve Unterberger	Esther Laspisa
Sales	Mike Salvino	Caryn Rowe
Value Capture	Mike Hemingway	Joe Tautges
Communication	Julie Macdonald	Wendy Rhodes
Operations	Kevin Campbell Matt Chambers	Jim Konieczny Matt Shaul
Product Offerings	Robyn Sweet	Sanjiv Anand
Marketing	Julie Macdonald	Jay Bondeson
Finance/Treasury	Rhonda Longmore-Grund	Kevin McDonnell
Human Resources	Rob Ball	Kris Gordon
Legal	Brian Copple	Jeff Everett
IT	Karen Allen	David Pierce
Real Estate	Betty Becker-Steele	Jim Nixon
Global	Richard Jones	Pam Morgan

Will we use the Exult Six Sigma program or does Hewitt have a similar quality program?

While Hewitt has programs to drive quality results, we will use Exult’s Six Sigma program as the basis for the combined company’s quality program.

What is the culture at Hewitt?

Their culture is similar to ours in many ways. A few things you will notice very quickly are that we share compatible values and a focus on client service and first time quality.

In most cases, dress is business casual. Hewitt refers to their employees as ‘associates’ and use titles only when they serve a functional purpose. Hewitt leadership has shared that they felt very much at home in talking with employees during the recent All Hands, and are hoping to integrate many elements of the Team Exult culture into the business—including our ability to move quickly and take action.

What have been the reactions from our clients on the proposed merger? From Hewitt’s clients?

The reaction from Exult’s clients has been positive. They have congratulated us on this move and noted that it seems a very good fit for both organizations. We have assured them of our commitment to maintaining outstanding quality and service during the integration effort, as well as our desire to strengthen our relationships through the new capabilities and solutions that emerge from the merger.

What have been the reactions from industry analysts on the proposed merger?

Industry analysts have been supportive of the merger and expect it to allow us to provide a much broader set of solutions to prospective clients, as we integrate our offerings. They also expressed a belief that this will change the dynamics in the BPO industry, as we are better able to challenge large competitors for the larger clients.